Exhibit 99.1

Safe Bulkers, Inc. Has Been Ranked “The Second Best Performing Shipping Company for the Year 2010” by Marine Money International

Athens, Greece – June 23, 2011 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has been ranked “The Second Best Performing Shipping Company for the Year 2010” at the annually held Marine Money Conference that took place in New York City on June 21-23,2011.

Marine Money has been publishing its rankings for the past 21 years after evaluating about 100 companies from the shipping industry worldwide. The shipping companies are assessed on the basis of Asset Turnover, Profit Margin, Return on Equity, Return on Assets, Market Value of Equity and Book Value of Equity, which are combined to calculate Overall Performance.

Last year the Company was ranked “The Best Performing Shipping Company for the Year 2009”.

Polys Hajioannou, Chief Executive Officer of the Company, commented “We are proud to be ranked for the second consecutive year in the top tier for the Marine Money Awards from among 100 shipping companies. This recognition demonstrates the consistency of our policies and reflects the hard work of our management team, staff and seagoing personnel.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 16 drybulk vessels, all built post-2003, and the Company has contracted to acquire 11 additional drybulk newbuild vessels to be delivered at various times through 2014.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com